Exhibit 99.2

News Release

Rosetta Genomics Reports Financial Results for the First Six Months of 2013

Demonstrating Increased Demand for the Rosetta Cancer Origin Test

Business Update Conference Call Begins at 10:00 a.m. Eastern Time Today

PRINCETON, N.J. and REHOVOT, Israel (September 10, 2013) – Rosetta Genomics, Ltd. (NASDAQ: ROSG), a leading developer of microRNA-based molecular diagnostics, today reports financial results for the six months ended June 30, 2013.

Commercial highlights for the first half of 2013 and recent weeks include:

•	Enhanced awareness of, and demand generation for, the Rosetta Cancer Origin Test™ resulting in a four-fold increase in revenues compared with the same period a year ago
•	Expanded the U.S. commercial footprint from five sales territories to 12, and increased the direct sales force from four representatives to 10; brought sales professionals in house from contract sales organization
•	Received the final revised Local Coverage Determination for Biomarkers in Oncology from the designated Medicare Administrative Contractor for the Company's microRNA-based diagnostic assays, which included the Rosetta Cancer Origin Test; the Determination became effective August 1, 2013
•	Executed credentialing agreements for the Rosetta Cancer Origin Test with four U.S. national healthcare network providers, increasing coverage for this test to approximately 100 million Americans
•	Highlighted the Company’s cancer testing services in an Industry Expert Theater Presentation at the American Society of Clinical Oncology 2013 Annual Meeting (ASCO 2013)
•	Closed the six-month period with a strong cash position of nearly $30 million to support commercial expansion and product development

Management Commentary

“During the first half of 2013 we made meaningful progress in a number of areas critical to our future success including commercial progress with the Rosetta Cancer Origin Test. We fortified our patent estate, published data in peer-reviewed journals in support of our products, executed credentialing agreements with several large network providers and received a favorable local coverage determination from our Medicare Administrative Contractor,” said Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics.  “Based on the traction we gained in the first half of 2013, we expanded our U.S. sales force from five to 12 sales territories and recently completed training six new sales representatives who have already begun generating demand for our Cancer Origin Test.

“In further support of the commercialization of our microRNA testing services, we had a strong presence at ASCO 2013, the world’s largest annual gathering of cancer specialists. We hosted an Industry Expert Theater Presentation, a prestigious program highlighted by a series of hour-long presentations from industry leaders sharing the latest in oncology practices, products, services and technologies. Also at ASCO 2013, we launched new corporate and product branding, which included an interactive tradeshow booth featuring a high-definition video and other promotional materials, an updated corporate logo with the tagline ‘expanding personalized medicine,’ and new names and logos for our Rosetta Cancer Testing Services, all of which were extremely well received.

“We continue to protect our global leadership position in microRNA technology and our resulting diagnostic and therapeutic products with a purposeful patent strategy. Our solid intellectual property position allows us to protect current products, provides the backbone for new product development and offers multiple opportunities for potential development partnerships as well as transactions to monetize IP.

“We are putting the pieces in place to build on our recent commercial momentum and expect our expanded sales force along with increasing awareness of the Rosetta Cancer Origin Test to result in revenue growth during the second half of the year,” concluded Mr. Berlin.

Six Month Financial Results

•	For the six months ended June 30, 2013, the Company recorded revenues from continuing operations of $193,000, a nearly four-fold increase compared with $51,000 for the first six months of 2012.

•	Total billings for the first half of 2013 increased to $416,000 from $281,000 for the first half of 2012. The increase is due to the increased demand generated by our U.S. sales and marketing efforts.

•	Cost of revenues increased to $434,000 for the first half of 2013 from $115,000 for the first half of 2012. The increase is primarily attributed to higher volume of processed samples as well as a ramp up in personnel and infrastructure to meet current and future volume.

•	Research and development expenses for the first half of 2013 increased to $877,000 from $740,000 for the same period one year ago due to an overall increase in activity and personnel.

•	Marketing and business development expenses for the first six months of 2013 increased to $3.6 million from $1.2 million in the prior year, primarily due to the Company’s ongoing investment in its U.S. commercialization efforts.

•	For the first half of 2013, general and administrative expenses were $2.0 million compared with $1.4 million in the same period last year, with the increase primarily due to higher overhead as the Company added key executives and other personnel.

•	The operating loss for the first six months of 2013 was $6.7 million, including $467,000 of non-cash stock-compensation expense. This compares with an operating loss for the first six months of 2012 of $3.4 million, including $158,000 of non-cash stock-compensation expense.

•	The Company’s net loss after discontinued operations for the 2013 six-month period was $6.3 million or $0.68 per ordinary share on 9.2 million shares outstanding, compared with a net loss after discontinued operations for the 2012 six-month period of $6.6 million or $5.35 per ordinary share on 1.2 million shares outstanding.

•	On a non-GAAP basis, excluding stock-based compensation expense and income/loss from revaluation of warrants, which are presented as a liability on the balance sheet, as well as the embedded conversion feature in the 2012 convertible debenture, the net loss for the first six months of 2013 was $5.9 million or $0.64 per ordinary share, compared with a net loss the first six months of 2012 of $4.0 million or $3.25 per ordinary share.

•	Details reconciling non-GAAP amounts with GAAP amounts are provided in the table below.

•	As of June 30, 2013, Rosetta Genomics had $28.9 million in cash and cash equivalents, restricted cash, and short-term bank deposits, compared with $31.0 million as of December 31, 2012. The Company used approximately $5.5 million in cash to fund operations through June 30, 2013. The mid-year cash position included $3.0 million from the sale of 722,260 ordinary shares through the previously announced Cantor Sales Agreement and $625,000 received from a settlement with Sanra Laboratories in connection with the previous sale of Parkway Clinical Laboratories by Rosetta Genomics to Sanra.

•	The Company plans to continue to invest in the expansion of its U.S. commercial operations and will fund further clinical development of its microRNA technology. As a result, the Company estimates that cash requirements to fund operations in the second half of 2013 will be in the range of $6 million to $7 million. Rosetta Genomics believes that its cash balance of $28.9 million as of June 30, 2013, combined with projected revenue growth, will be sufficient to fund operations into 2015.

Conference Call

Rosetta Genomics management will host a conference call today beginning at 10:00 a.m. Eastern time to discuss these financial results and recent corporate developments, and answer questions.  To access the live conference call, U.S. and Canadian participants may dial (866) 239-5859; international participants may dial (702) 495-1913.  The access code for the call is 51980908.

To access the audio replay, beginning two hours after the event U.S. and Canadian participants may dial (855) 859-2056; international participants may dial (404) 537-3406.  The access code for the replay is 51980908. The replay will be available through September 16, 2013.

A live audio webcast of the call will also be available in the "Investors" section of the Company's website at www.rosettagenomics.com.  An archived webcast will be available on the Company's website for 30 days beginning approximately two hours after the event.

About Rosetta Cancer Testing Services (formerly the miRview® product line)

Rosetta Cancer Tests are a series of microRNA-based diagnostic testing services offered by Rosetta Genomics. The Rosetta Cancer Origin Test™ can accurately identify the primary tumor type in primary and metastatic cancer including cancer of unknown or uncertain primary (CUP). Rosetta Mesothelioma Test™ diagnoses mesothelioma, a cancer connected to asbestos exposure. The Rosetta Lung Cancer Test™ accurately identifies the four main subtypes of lung cancer using small amounts of tumor cells. The Rosetta Kidney Cancer Test™ accurately classifies the four most common kidney tumors: clear cell renal cell carcinoma (RCC), papillary RCC, chromophobe RCC and oncocytoma. Rosetta’s assays are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the U.S. alone, Rosetta Genomics estimates that 200,000 patients a year may benefit from the Rosetta Cancer Origin Test™, 60,000 from the Rosetta Mesothelioma Test™, 65,000 from the Rosetta Kidney Cancer Test™ and 226,000 patients from the Rosetta Lung Cancer Test™. The Company’s assays are offered directly by Rosetta Genomics in the U.S., and through distributors around the world. For more information, please visit www.rosettagenomics.com. Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 or toll free (U.S.) 1-888-522-7971.

About Rosetta Genomics

Rosetta develops and commercializes a full range of microRNA-based molecular diagnostics. Founded in 2000, Rosetta’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. Rosetta’s cancer testing services are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. Frost & Sullivan recognized Rosetta Genomics with the 2012 North American Next Generation Diagnostics Entrepreneurial Company of the Year Award.

Use of Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures.  A “non-GAAP financial measure” refers to a numerical measure of historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the financial statements.  In this release, Rosetta provides non-GAAP net loss and non-GAAP net loss per share data as additional information relating to its operating results.  The presentation of this additional information is not meant to be considered in isolation or as a substitute for net loss or net loss per share prepared in accordance with GAAP.

Pursuant to the requirements of Regulation G promulgated by the SEC, the Company has provided a reconciliation of each non-GAAP financial measure used in this earnings release and related conference call or webcast to the most directly comparable financial measure prepared in accordance with GAAP. This reconciliation is presented in a table below under the heading “Reconciliation of GAAP to Non-GAAP Consolidated Statement of Operation.” Investors are encouraged to review these reconciliations to ensure they have a thorough understanding of the reported non-GAAP financial measures and their most directly comparable GAAP financial measures.

Management uses these non-GAAP measures for internal reporting and forecasting purposes.  The Company has provided these non-GAAP financial measures in addition to GAAP financial results because it believes that these non-GAAP financial measures provide useful information to certain investors and financial analysts for comparison across accounting periods not influenced by certain non-cash items that are not used by management when evaluating the Company's historical and prospective financial performance.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, Rosetta’s Cancer of Origin Test™, Rosetta’s development or commercialization of molecular diagnostics, the market acceptance of Rosetta’s cancer testing services, particularly the Rosetta Cancer Origin Test™, Rosetta’s development of personalized medicine products and services constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2012 as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:

Rosetta Genomics

Ken Berlin, President & CEO

(609) 419-9000, ext. 1326

investors@rosettagenomics.com

Investor Contacts:

LHA

Anne Marie Fields

(212) 838-3777

afields@lhai.com

or

Bruce Voss

(310) 691-7100

bvoss@lhai.com

-Financial Tables to Follow-

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2013	2012
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,931	$30,798
Restricted cash	35	34
Short-term bank deposits	9,980	130
Trade receivables	185	88
Other accounts receivable and prepaid expenses	446	568
Current assets of discontinued operations	-	135

Total current assets	29,577	31,753

LONG-TERM ASSETS:
Long-term account receivable	11	7
Property and equipment, net	697	546
Long-term asset of discontinued operations	-	224

Total long-term assets	708	777
Total assets	$30,285	$32,530

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$1,091	$754
Other accounts payable and accruals	948	512

Total current liabilities	2,039	1,266

LONG-TERM LIABILITIES:
Warrants related to share purchase agreements	80	136
Deferred revenue	228	228

Total long-term liabilities	308	364
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.6 par value: 20,000,000 and
2,000,000 shares authorized at June 30, 2013 and
December 31, 2012, respectively; 9,822,865 and
9,099,805 shares issued at June 30, 2013 and December
31, 2012, respectively; 9,819,607 and 9,096,547 shares
outstanding at June 30, 2013 and December 31, 2012,
respectively	1,498	1,379
Additional paid-in capital	128,235	125,023
Accumulated deficit	(101,795)	(95,502)

Total shareholders' equity	27,938	30,900
Total liabilities and shareholders' equity	$30,285	$32,530

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2013	2012
	Unaudited

Revenues	$193	$51
Cost of revenues	434	115

Gross loss	241	64

Operating expenses:

Research and development, net	877	740
Marketing and business development	3,563	1,181
General and administrative	1,989	1,402

Total operating expenses	6,429	3,323

Operating loss	6,670	3,387
Financial loss (income), net	(104)	3,302

Loss from continuing operations	6,566	6,689
Net income from discontinued operations	273	105

Net loss after discontinued operations	$6,293	$6,584

Basic net loss per Ordinary share from continuing operations attributable to Rosetta Genomics' shareholders	$0.71	$5.43
Diluted net loss per Ordinary share from continuing operations attributable to Rosetta Genomics' shareholders	$0.71	$5.39

Basic and diluted net income per Ordinary share of discontinued operations attributable to Rosetta Genomics' shareholders	$(0.03)	$(0.08)

Basic net loss per Ordinary share attributable to Rosetta Genomics' shareholders	$0.68	$5.35
Diluted net loss per Ordinary share attributable to Rosetta Genomics' shareholders	$0.68	$5.31

Weighted average number of Ordinary shares used to compute basic net loss per Ordinary share	9,213,633	1,231,170

Weighted average number of Ordinary shares used to compute diluted net loss per Ordinary share	9,215,175	1,239,521

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENT OF OPERATION:
U.S. dollars in thousands in thousands (except share and per share data)

	Six months ended
	June 30,
	2013	2012
Net loss after discontinued operations	$6,293	$6,584
Stock-based compensation	467	158
Revaluation of warrants related to share purchase agreement	(56)	355
Embedded conversion feature in the convertible debenture	-	2,064
non-GAAP net loss	$5,882	$4,007